Exhibit 99.1

Ability Inc. Announces New Directors

TEL AVIV, ISRAEL, May 15, 2017 / PRNewswire / – Ability Inc. (NASDAQ: ABIL) (the “Company”), a leading provider of innovative tactical communications intelligence solutions, today announced the appointment of three new directors to its board of directors. Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz will serve as independent directors effective on May 17, 2017.

The Company’s board of directors (the “Board”) has appointed Levi Ilsar as Chairman of the Board. Mr. Ilsar will also chair the Audit and Compensation Committees and serve on the Nominating Committee. Mr. Polak will chair the Nominating Committee and serve on the Audit and Compensation Committees. Mr. Schwartz will serve on the Audit, Compensation and Nominating Committees. All of these appointments will become effective on May 17, 2017.

Anatoly Hurgin, Ability's Co-Founder and Chief Executive Officer, commented, “We have assembled a slate of highly-qualified finance and business professionals with decades of leadership experience with growing and profitable companies to provide strategic oversight and governance of our business. I welcome each of them and their input and wisdom. I have no doubt that their individual and collective guidance will be of great value as we navigate the Company towards stability and future growth.”

Levi Ilsar is an independent financial and business consultant to private and public companies in the homeland security and real estate markets. Mr. Ilsar has more than four decades of accounting and finance experience including capital raising, public offerings, corporate mergers and acquisitions, as well as treasury operations and purchasing and budgetary monitoring. He served as a member of the board of directors of U. Dori Engineering Works Co., Ltd., a company listed on the Tel Aviv Stock Exchange. Mr. Ilsar also served as a member of the board of directors of multiple subsidiary companies of U. Dori Group.

Eli Polak is a retired Brigadier General from the Israel Defense Forces, where he served for three decades and currently serves in the intelligence reserve corps. During his military career he served as a commander and as an intelligence officer in various operational units in combat zones and during war time. Brigadier General Polak brings extensive experience with technology-rich intelligence and information gathering in complex and ever-changing work environments. Following his retirement from the military in 2013, Brigadier General Polak founded and managed a number of companies, including E. SOOF Ltd., a startup company engaged in solving the problem of distraction arising from texting while driving, as well as a company specializing in defense and Homeland Security projects.

Nimrod Schwartz is an entrepreneur and investor and has served as a director for many startups, some of which have gone public or have been acquired by leading multinational companies. Mr. Schwartz played an integral role in helping management teams of many companies recruit, develop strategies, and establish partnership agreements. He currently serves as President and Chief Business Officer at NUVIAD, Ltd., one of the leading providers of real time bidding technologies for exchanges, demand-side platforms and media buyers focusing on mobile in-app advertising.

 About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“Ability”) and Ability Security Systems Ltd.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Ability has sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: 917-607-8654

msegal@ms-ir.com

or

Brett Maas

Tel: 646-536-7331

brett@haydenir.com